

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 18, 2007

Robert J. Skandalaris
Chairman and Chief Executive Officer
Oakmont Acquisition Corp.
33 Bloomfield Hills Parkway
Suite 240
Bloomfield Hills, Michigan 48304

> **Re:** **Oakmont Acquisition Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 2, 2007**
> **File No. 0-51423**

Dear Mr. Skandalaris:

We have reviewed your revised filing and have the following comments. Please amend the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1. We note your response to comment one from our letter of April 12, 2007, including the administrative error that resulting in the late filing of Form 8-K. Please include disclosure in the proxy statement that the company did not meet the requirements of Form 8-K as well as the ramifications for the company and its shareholders of such non-compliance.

2. While your response to comment two addresses purchases and sales of common stock, it does not appear to address purchases and sales of warrants. Accordingly, and again with a view towards disclosure, please advise us of each purchase and sale of Oakmont warrants by your officers and directors, including date, time, volume, and manner in which each transaction was effected.

3.   We note your response to comment three and the added section entitled "Interest of Morgan Joseph in the Merger," but we could not locate any additional disclosure relating to this issue in the section entitled "Oakmont's Board of Directors' Reasons for the Approval of the Merger." Accordingly, we reissue our prior comment in part.

4.   We reissue prior comment seven, which was not limited to the examples specifically presented. The disclosure throughout your proxy statement continues to contain many promotional, rather than factual, statements that are either not clearly labeled as the opinion of management of the company or presented with disclosure of the reasonable basis for such opinions or beliefs (e.g., "attractive specialty finance company," "attractive growth profiles," and "Brooke Credit's unique, diverse and mature funding platform."). Please revise the proxy statement throughout to remove promotional statements. Again, this comment is not limited to the examples provided herein.

5.   As requested in our prior comment eight, with your next response letter, please provide us with <u>marked</u> copies of any materials that support any third party statements, clearly cross-referencing each third party statement contained in your proxy with the underlying factual support.

6.   Your response to comment ten notes that Mr. Azar participated in the evaluation of the disclosure controls and procedures and executed certifications in his role as Principal Accounting Officer. However, the requirements of Item 307 of Regulation S-K and Sections 302 and 906 direct that such disclosure and certifications arise out of the CEO's and <u>CFO</u>'s evaluations and conclusions. Accordingly, we reissue our prior comment. Please advise how Oakmont meets the requirements of Item 307 and Sections 302 and 906, or file full amendments for all filings that do not meet such requirements.

<u>Questions and Answers, page 1</u>

7.   Your revised disclosure indicates that approval of the merger proposal will require the affirmative vote of holders of a majority of the shares "present or represented at the meeting." Please advise us whether this standard is consistent with the disclosure in your IPO prospectus indicating that "[w]e will proceed with a business combination only if a majority of the shares of common stock voted by the public stockholders are voted in favor of the business combination." Advise us why the language differs in the two documents.

8.   Clarify here and on the proxy card whether the incentive plan proposal is conditioned upon approval of the merger proposal. See prior comment 14.

9.   As requested in prior comment 12, disclose the dollar value of the consideration to be paid in the merger based on the closing price of Oakmont's common stock as of the latest date

practicable prior to mailing the definitive proxy materials in addition to the price on April 30, 2007. For now, you may insert a placeholder for this information. Also disclose the dollar value of the 2.4 million shares that will be issued or reserved for issuance in connection with warrants and stock and options to be granted under the equity incentive plan. In addition, disclose the aggregate value of the consideration assuming the issuance of all shares.

Summary, page 5

Business Rational for Merging with Brooke Credit Corporation, page 6

10. Please provide disclosure in both your summary and business sections that supports your view that the "unique collateral preservation platform" is an appealing aspect of acquiring Brooke Credit. We note that it is a different entity, Brooke Franchise, that provides such services and that you additionally state elsewhere in your proxy that you cannot assure that Brooke Franchise will be able to continue to provide effective collateral preservation services.

Risk Factors, page 13

11. We note your disclosure on page 14 that "As of December 31, 2006, we had loan balances of $483.3 million, of which over 80% was funded through money obtained from unaffiliated third parties." However, we also note the statement contained in your response letter under Annex H, Schedule 2.7(e) that suggests the aggregate principal balance was $497.69 million, with $483.28 million being related party loans. Please supply us with a copy of Schedule 2.7(e) and advise as to the apparent inconsistency.

The Merger Proposal, page 26

12. Please include all financial projections exchanged between Brooke Capital and Oakmont as disclosure in this section of the proxy statement as opposed to Annex F. Also, as requested previously in prior comment 37, disclose the bases for and the nature of the material assumptions underlying the projections instead of simply listing the assumptions.

The Merger, page 26

13. We note your revisions in response to prior comment 29, but the disclosure does not rule out any additional recipients. Please affirmatively disclose the identity of all such parties, including those who will by operation of any relevant contractual terms be eligible to receive monies or shares as a result of the consummation of the proposed transaction. In addition, please provide us with a copy of Schedule 2.3, the Brooke Credit stockholder list, for our review.

Background of the Merger, page 26

14.   You state on page 26 that "[t]he terms of the Merger Agreement are the result of
        arm's-length negotiations between representatives of Oakmont, Brooke Corp. and
        Brooke Credit." In this location, please clarify the basis for your use of the term
        "arm's length" in light of, but not limited to, your disclosure of Morgan Joseph's
        role in the transaction, including:

    •   being retained in January 2007 as Brooke Credit's exclusive financial advisor in
            connection with a potential transaction with Oakmont, a result of which Brooke
            Credit will pay Morgan Joseph a cash fee equal to 5.0% of the amount of cash held
            in Oakmont's trust fund as of the closing date of the merger;

    •   underwriting Oakmont's IPO, as a result of which it received consideration
            contingent upon the successful consummation of a transaction; and

    •   providing "investment banking and financial advisory services to Brooke
            Credit in the past."

15.   We note your disclosure on page 28 that Mr. Skandalaris was informed of the
        Brooke Credit opportunity in January 2007. Please clarify what the "opportunity"
        was and provide disclosure with respect to how and when Brooke Credit decided to
        offer such opportunity.

16.   It remains unclear how the parties initially determined that the merger consideration would
        consist of 17.4 million shares of Oakmont common stock and ultimately 17.5 million
        shares. Please revise to provide greater insight into how the number of shares was
        determined, including the relationship between that figure and the ratio of the stockholder's
        equity of each company.

Oakmont's Board of Directors' Reasons for the Approval of the Merger, page 29

17.   We note your responses to comments 36, 37, and 41 and that you have removed any
        reference to a valuation analysis because "Oakmont did not perform such an analysis
        and the previous reference was in error." Please revise your proxy statement to
        include this statement in this section and under "Satisfaction of the 80% Test."
        Address what consideration the board gave to performing a valuation analysis (or
        retain an advisor to perform such an analysis) and why it declined to do so.

18.   In connection with the preceding comment, please disclose how such failure to
        perform a valuation analysis is consistent with the disclosure contained in
        Oakmont's IPO prospectus. For instance, the prospectus provides that "[t]he fair
        market value of such business will be determined by our board of directors based
        upon standards generally accepted by the financial community, such as actual and

potential sales, earnings and cash flow and book value. If our board is not able to independently determine that the target business has a sufficient fair market value, we will obtain an opinion from an unaffiliated, independent investment banking firm which is a member of the National Association of Securities Dealers, Inc. with respect to the satisfaction of such criteria." If you conclude that it is not consistent, please disclose any possible ramifications to Oakmont and its shareholders that result.

19.   Expand the first paragraph at the top of page 30 to explain how the board reached a conclusion that the consideration to be paid was "fair and reasonable." Describe in detail the analyses the board performed, if any, and how it utilized the information obtained from Brooke Credit's management presentation, the confidential information memorandum and other sources.

20.   As requested in prior comment 39, revise this section to address what consideration the board gave to the company's potential loss of leverage in negotiating the terms of an acquisition since Brooke Credit and its affiliates knew that it had a firm deadline for completing the acquisition.

Satisfaction of the 80% Test, page 31

21.   Discuss why the board deemed it appropriate to rely upon the value of the consideration to be paid in the merger in evaluating whether Brooke Credit satisfies the 80% test. In this regard, it appears that Oakmont could offer to issue a certain number of shares to ensure that any potential target would meet the 80% test.

22.   Provide an enhanced description of how the board specifically analyzed Brooke Credit's projections and other financial data to assess its fair market value. See prior comment 41.

Interest of Morgan Joseph in the Merger, page 32

23.   Please specifically disclose all "investment banking and financial advisory services [provided] to Brooke Credit in the past" as we note your disclosure uses the word "including" with respect to Morgan Joseph's activities as placement agent. Additionally, please provide more detail with respect to that engagement and the "customary compensation" provided to Morgan Joseph including, but not limited to, the exact amounts already paid and any amounts that may be due in the future. Please clarify how any change of control of Brooke Credit could affect amounts payable to Morgan Joseph.

Anticipated Accounting Treatment, page 33

24.   Please refer to prior comment 43. Please tell us in more detail how you considered each of the paragraphs 17(a)-(e) of SFAS 141 in concluding that the shareholders of

Brooke Corporation and Brooke Credit Corporation have control of the combined
company after the merger. In your response, tell us in more detail how you
considered the warrants in arriving at your conclusion.

Comparison of the Oakmont Charter and Bylaws with the Restated Charter and Bylaws, page 34

25.   Please tell us in your response letter what consideration you have given to reflecting
material provisions in the Restated Charter and Restated Bylaws that will be new to
Oakmont stockholders, particularly the new provision relating to an increase in the number
of authorized shares, as separate proposals for separate consideration by your stockholders.
See Rule 14a-4(a)(3) and the September 2004 Interim Supplement to the Manual of
Publicly Available Telephone Interpretations available on our website.

Common Stock Ownership Following the Merger, page 42

26.   It appears that you have reversed the number of shares to be held by Oakmont stockholders
assuming either minimum or maximum conversion. Why will Oakmont stockholders hold
a smaller number of shares of the combined company's common stock assuming none of
the stockholders exercise conversion rights, as your disclosure suggests? Please revise
accordingly or advise us.

Potential Oakmont Common Stock Purchases, page 43

27.   Please disclose if Mr. Skandalaris will vote any shares acquired by him in the same
manner as he is required to vote his founder's shares and, if not, why not, in light of
the potential for conflicts of interest. Similarly disclose if Mr. Lowry will vote any
shares acquired by him in the same manner as the founders of Oakmont are required
to vote their founder's shares and, if not, why not, in light of the potential for
conflicts of interest.

28.   In your response letter, please provide confirmation that you will update the disclosure in
the proxy materials to reflect any purchases of shares of Oakmont common stock by
Messrs. Skandalaris and Lowry.

Sourcing, page 50 and
Collateral Preservation Services, page 50

29.   We note your revisions in response to comment 50; however, it does not appear that you
have addressed the generation of referrals, nor does it appear that you have provided
clarification of all of the specialized terms in this section as your response indicates. Please
continue to revise these sections accordingly.

30.   Please clarify your use of the term "long-term monetary incentive" on page 50. We
further note the discussion of Brooke Capital's transactions with related parties in

notes seven and eight of the financial statements, beginning on page F-23.

Brooke Credit's Management's Discussion and Analysis, page 54

31.   Your response to comment 51 states that you have revised the MD&A, but it is not apparent that any changes were made to this section in response to our comment other than the discussion on page 60 of the rates of increases in revenues and income before taxes as compared to the growth in Brooke Credit's portfolio balances in 2006. Please continue to revise in accordance with our prior comment.

Results of Operations, page 56

32.   Please refer to prior comment 52. As previously requested, revise the basic net income per share to $1.25 consistent with the disclosure on page FS-4.

Gain on Sales of Notes Receivable, page 57

33.   We note that you discuss the two components of the gain on the sales of notes receivable. For clarification, please revise to discuss all components related to the determination of the gain on the sales of notes receivable.

Bank Lines of Credit, page 72

34.   Please refer to prior comment 56. We are unable to locate the added disclosure in footnote 3. Please revise or advise.

Capital Commitments, page 74

35.   We note your response to prior comment 58 and your statement that you are "in compliance with your material debt covenants." Please revise to state, if true, that you are in compliance with all your debt covenants. To the extent that you are not, please identify the exceptions, and why you concluded that the covenants are not material and will not otherwise require disclosure or reclassifications in the financial statements. It appears that a significant portion of your lines of credit due in 2009 and 2013 are presented as a component of short-term debt per page FS-20.

36.   You indicate that the merger will require the consent of Brooke Credit's note holders and lenders. Please clarify how the terms of the proposed merger contemplate the potential payment obligations raised by the default provisions you have described. For instance, what condition(s) contained in the merger agreement will be triggered in the event Brooke Credit is unable to obtain the required consents?

Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 96

37.   Please refer to page 42. Please give effect to the servicing agreement with Brooke
        Corp.

Consolidated Statements of Operations, page FS-4

38.   Please refer to prior comment 62. As previously requested, disclose the weighted-
        average shares used to calculate your net income per share. We note your disclosure
        in Note 1(q) on page FS-12.

1(a). Organization, page FS-7

39.   Please refer to prior comment 64. Based on your conclusion that the Brooke Credit
        Funding LLC and Brooke Warehouse Funding LLC are not qualifying SPEs, please
        tell us in more detail why your accounting is appropriate under paragraph 9 of SFAS
        140.

40.   Please tell us in detail why the accounting for the sale of the March 2007 facility is
        appropriate under paragraph 9 of SFAS 140. Since you consolidate Brooke
        Warehouse Funding, LLC, tell us how this sale is reflected in your financial
        statements.

41.   In concluding that Brooke Capital Company LLC, Brooke Securitization Company
        V, LLC and Brooke Securitization Company 2006-I, LLC are qualifying SPEs,
        please tell us your consideration of the conditions required for qualifying SPEs in
        paragraph 35 of SFAS 140 and your conclusion as to whether all of them have been
        met.

42.   Please tell us the credit rating of any of your rated asset-backed securities issued in
        connection with off-balance sheet loan securitizations. Addressing the sufficiency of
        your credit enhancement from the junior interest (i.e., over-collateralizaton) and your
        credit rating, tell us your consideration of your continuing involvement in the assets
        sold and how you concluded that a sale has occurred under paragraphs 80-84 of
        SFAS 140.

1(f). Allowance for Doubtful Accounts, page FS-8

43.   Please refer to prior comment 65. Please mark the appropriate pages of the
        consolidated financial statements as "restated" and add a note indicating the nature
        of the restatement. Please ask your auditors to reissue their report.

1(n). Revenue Recognition, page FS-11

1(n). Loan origination fees

44.   Please refer to prior comment 67. It does not appear that your accounting for loan
       origination fees and costs complies with paragraph 5 of SFAS 91. Please revise or
       advise.

2. Notes and Interest Receivable, Net, page FS-16

45.   We note your response to prior comment 69 and your revised disclosures. We note
       your disclosure on page 87, stating that you "expect increased levels of
       delinquencies, defaults and credit losses as the full impact of these market conditions
       are felt by Brooke's credit borrowers." Please tell us how you considered these
       factors in determining the key economic assumptions used in measuring the fair
       value of your retained interests and servicing assets. We note that your discount rate
       increased from 8.5% to 11% and all other assumptions remained the same. Also, tell
       us in more detail the factors you considered in concluding that the current
       prepayment rate of 15% is cyclical and the prepayment assumption of 8% to 10% is
       the appropriate average rate over the life of your portfolio.

46.   Please revise the last sentence in the sixth paragraph to state, if true, that "gains or
       losses on sales of the notes receivable are determined based on the previous carrying
       amount of the financial assets involved in the transfer, allocated between the assets
       sold, the retained interest and the servicing assets based on their fair value at the date
       of the transfer, and the proceeds received."

47.   Please provide the tabular disclosures required in paragraph 17(f) and (h) of SFAS
       140 or tell us why the disclosures are not required.

Updating

48.   Please update the financial statements and applicable sections under Rule 3-12 of
       Regulation S-X.

Annex F

49.   We note the statements contained in Annex F that "Brooke Credit's management
       prepared the projected financial information set forth [in Annex F] … for a
       confidential information memorandum provided to Oakmont in connection with their
       discussions of a possible transaction" and that such projections were prepared in July
       2006. Please clarify the details and timing of the preparation of the confidential
       memorandum in light of your background section disclosure that Morgan Joseph

informed Mr. Skandalaris of the Brooke Credit opportunity in early January 2007.

Closing Statements

Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

You may contact Kathryn Jacobson at (202) 551-3365 or Dean Suehiro at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko at (202) 551-3399 or me, at (202) 551-3810, with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Thomas J. Chinonis
        Foley & Lardner
        Via Facsimile: (313) 234-2800